Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2015	2014	2015	2014

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$65,730	$88,401	$90,366	$93,414
Fixed charges (net of interest capitalized)	4,695	5,793	13,846	16,142
Distribution of earnings from unconsolidated affiliates	3,422	5,228	3,422	5,228
Total Earnings	$73,847	$99,422	$107,634	$114,784

Fixed Charges and Preference Dividends
Interest expense	$3,937	$4,637	$11,733	$13,509
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	213	735	638	1,387
Interest component of rent expense	545	421	1,475	1,246
Total Fixed Charges	4,695	5,793	13,846	16,142
Dividends on convertible perpetual preferred stock (pretax)	5,673	5,711	17,018	17,134
Total Fixed Charges and Preference Dividends	$10,368	$11,504	$30,864	$33,276

Ratio of Earnings to Fixed Charges	15.73	17.16	7.77	7.11

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	7.12	8.64	3.49	3.45